

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 4, 2009

Mr. Gordon Steblin, Chief Financial Officer
Freegold Ventures Limited
507 – 1540 West 2nd Avenue
Vancouver, British Columbia  CANADA  V6J 1H2

> **Re:** **Freegold Ventures Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 27, 2009**
> **File No. 0-29840**

Dear Mr. Steblin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 113

1. In an amended filing, provide management's annual report on internal control over financial reporting, as required under Item 15T(b)(1)-(4) of Form 20-F.

2. We refer you to the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized

and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting renders your annual report materially deficient.  In light of these facts, please further amend the Form 20-F to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that your disclosure controls and procedures were not effective as of the end of the fiscal year.

<u>Exhibit 5, page 123</u>

3.  We note that the certification required by Exchange Act Rule 13a-14(a) or Rule 15d-14(a) is not worded exactly as set forth in instruction 12 of the instruction to exhibits of Form 20-F.  We further note that a separate certification is required for each principal executive officer and principal financial officer.  Please provide separate, correctly worded certifications in your amended filing.

<u>Exhibit 99.1</u>

<u>Independent Auditors' Report, page 2</u>

4.  Provide the accountant's report for the year ended December 31, 2006.  Refer to Part III, Item 17 of Form 20-F.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3461 with any other questions.

Sincerely,


Chris White
Branch Chief